UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549, U.S.A.

                                  SCHEDULE 13D

                    under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                                  ATARI, INC.
                                  -----------
          (F/K/A INFOGRAMES, INC., F/K/A GT INTERACTIVE SOFTWARE CORP.)
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   362 36E 109
                                   -----------
                                 (CUSIP Number)

                               Frederic Monnereau
                           Infogrames Entertainment SA
                               1 place Verrazzano
                           69252 Lyon Cedex 09 France
                             +33 (0) 4 37 64 30 00
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 16, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [  ].

                               Page 1 of 14 Pages

                                  Schedule 13D

--------- ------------------------------------------------------------------------- ----------------------------
       1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE       INFOGRAMES ENTERTAINMENT SA
          PERSON
--------- ------------------------------------------------------------------------- ----------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                           (a) [ ]
                                                                                                        (b) [ ]
--------- ------------------------------------------------------------------------- ----------------------------
       3  SEC USE ONLY
--------- ------------------------------------------------------------------------- ----------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                             SC, OO
--------- ------------------------------------------------------------------------- ----------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                              [ ]
          ITEMS 2(d) to 2(e)
--------- ------------------------------------------------------------------------- ----------------------------
       6  CITIZENSHIP OF PLACE OF ORGANIZATION                                                           FRANCE
--------- ------------------------------------------------------------------------- ----------------------------
   Number of                  7  SOLE VOTING POWER                                              85,520,681(1)
     shares
  beneficially            ------ -------------------------------------------------- ---------------------------
     owned                    8  SHARED VOTING POWER                                               260,000(2)
      by
     each                 ------ -------------------------------------------------- ---------------------------
   reporting                  9  SOLE DISPOSITIVE POWER                                         85,520,681(3)
    person
     with                 ------ -------------------------------------------------- ---------------------------
                             10  SHARED DISPOSITIVE POWER                                                    0
--------- ------------------------------------------------------------------------- ----------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                           87,780,681(4)
--------- ------------------------------------------------------------------------- ----------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             [ ]
          (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------- ----------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                          70.9%(5)
--------- ------------------------------------------------------------------------- ----------------------------
      14  TYPE OF REPORTING PERSON                                                                           CO
--------- ------------------------------------------------------------------------- ----------------------------

(1) Includes (i) 61,670,216 shares of Common Stock (the "Purchaser Previously Owned Shares") directly held by Purchaser, a wholly owned subsidiary of Infogrames, prior to the recapitalization, (ii) 2,000,000 shares of Common Stock (the "Atari License Shares") issued to Atari Interactive, a wholly owned subsidiary of Infogrames, as part of the extension of the Atari name license and (iii) 21,850,465 shares of Common Stock (the "Recapitalization Retained Shares") representing the difference between the 39,029,877 shares of Common Stock (the "Recapitalization Shares") issued in the Recapitalization in exchange for the cancellation of debt owed by the Company to Infogrames and Purchaser (including the Convertible Subordinated Note, dated December 16, 1999, issued by the Company to Purchaser and the Convertible Notes purchased by Infogrames from General Atlantic Partners 54, L.P. and GAP Coinvestment Partners II, L.P. on December 28, 2001) and the 17,179,412 shares sold by Infogrames in the Recapitalization Offering.

(2) Represents a proxy for the vote of 260,000 shares of Common Stock (the "Cayre Director Proxy Shares") held by the Cayre family.

(3)  Includes (i) the Purchaser Previously Owned Shares, (ii) the
     Recapitalization Retained Shares, and (iii) the Atari License Shares.

(4)  Includes (i) the Purchaser Previously Owned Shares, (ii) the
     Recapitalization Retained Shares, (iii) the Atari License Shares, and
     (iv) the Cayre Director Proxy Shares.

(5) Based on shares of the Company's Common Stock outstanding as of September 18, 2003 and taking into account the issuance of the Atari License Shares and the Recapitalization Shares and the sale by the Company of 9,820,588 shares in the Recapitalization Offering.

                               Page 2 of 14 Pages


--------- ------------------------------------------------------------------------- ---------------------------
       1  NAME OF REPORTING PERSON                                                  CALIFORNIA U.S. HOLDINGS,
                                                                                    INC.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------- ------------------------------------------------------------------------- ---------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                          (a) [ ]
                                                                                                       (b) [ ]
--------- ------------------------------------------------------------------------- ---------------------------
       3  SEC USE ONLY
--------- ------------------------------------------------------------------------- ---------------------------
       4  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                AF
--------- ------------------------------------------------------------------------- ---------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                             [ ]
          ITEMS 2(d) to 2(e)
--------- ------------------------------------------------------------------------- ---------------------------
       6  CITIZENSHIP OF PLACE OF ORGANIZATION                                                      CALIFORNIA
------------------------- ------ -------------------------------------------------- ---------------------------
   Number of                  7  SOLE VOTING POWER                                              78,799,669(6)
     shares
  beneficially            ------ -------------------------------------------------- ---------------------------
     owned                    8  SHARED VOTING POWER                                               260,000(7)
      by
     each                 ------ -------------------------------------------------- ---------------------------
   reporting                  9  SOLE DISPOSITIVE POWER                                         78,799,669(8)
    person
     with                 ------ -------------------------------------------------- ---------------------------
                             10  SHARED DISPOSITIVE POWER                                                    0
------------------------- ------ -------------------------------------------------- ---------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                          79,059,669(9)
--------- ------------------------------------------------------------------------- ---------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]
          (SEE INSTRUCTIONS)
--------- ------------------------------------------------------------------------- ---------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                       65.4%(10)
--------- ------------------------------------------------------------------------- ---------------------------
      14  TYPE OF REPORTING PERSON                                                                          CO
--------- ------------------------------------------------------------------------- ---------------------------

(6) Includes (i) the 61,670,216 Purchaser Previously Owned Shares owned by Purchaser prior to the recapitalization, and (ii) 17,129,453 shares of Common Stock (the "Purchaser Recapitalization Shares") issued in cancellation of debt owed by the Company to Purchaser (including the 5% Convertible Subordinated Note, dated December 16, 1999, issued by the Company to Purchaser).

(7)  Represents the 260,000 Cayre Director Proxy Shares.

(8) Includes (i) the Purchaser Previously Owned Shares, and (ii) the Purchaser Recapitalization Shares.

(9) Includes (i) the Purchaser Previously Owned Shares, (ii) the Purchaser Recapitalization Shares, and (iii) the Cayre Director Proxy Shares.

(10) Based on shares of the Company's Common Stock outstanding as of September 18, 2003 and taking into account the issuance of the Atari License Shares and the Recapitalization Shares and the sale by the Company of 9,820,588 shares in the Recapitalization Offering.


                               Page 3 of 14 Pages

         This Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 filed with the Securities Exchange Commission (the "SEC") on January 10, 2000, as amended and restated by Amendment No. 2 filed with the SEC on May 26, 2000, as amended by Amendment No. 3 filed with the SEC on October 4, 2000 and by Amendment No. 4 filed with the SEC on January 8, 2001 (as so amended, the "Schedule 13D"), is filed by the undersigned to further amend the Schedule 13D. The Schedule 13D is filed with respect to the common stock, par value $.01 per share (the "Common Stock") of Atari Inc. (formerly known as Infogrames, Inc., formerly known as GT Interactive Software Corp.), a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 13D.

         Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 2.  Identity and Background.

         This item is hereby amended and restated in its entirety to read as follows:

(a) Infogrames Entertainment S.A. ("Infogrames") and California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames ("Purchaser", and together with Infogrames, the "Filing Persons").

(b) Infogrames is a societe anonyme organized under the laws of France. Purchaser is a California corporation.

(c) The address of the principal office of Infogrames is 1, place Verrazzano, 69252 Lyon Cedex 09 France. The address of the principal office of Purchaser is 2230 Broadway, Santa Monica, California 90404.

(d) The principal business activities of the Filing Persons is the development and distribution of computer software.

(e) During the past five years, neither Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) Neither Filing Person is, nor, during the last five years, was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found either Filing Person was in violation of such laws.

         Set forth on Exhibit 1 to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of the Filing Persons, and the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Infogrames or Purchaser, as the case may be, for which such information is set forth.

         To the best of the Filing Persons' knowledge, none of the Filing Persons' directors or executive officers, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding before

                               Page 4 of 14 Pages
a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration

         Item 3 is amended to add the following paragraphs:

         The 2,000,000 shares of Common Stock that have been issued to Atari Interactive, Inc., a wholly owned subsidiary of Infogrames ("Atari Interactive"), are partial consideration for the grant of an amended license to use the name "Atari" and the Atari logo by Atari Interactive to the Company.

         The 39,029,877 shares of Common Stock that have been issued to Infogrames and Purchaser have been issued in consideration of the cancellation of $165.9 million of debt the Company owed Infogrames and Purchaser.

Item 4.  Purpose of the Transaction

         Item 4 is amended to add the following paragraphs:

         The purpose of the transaction is part of a recapitalization (the "Recapitalization") of the Company as described in the Registration Statement on Form S-2 filed by the Company with the SEC on August 8, 2003, as amended on September 5, 2003, and as further amended on September 18, 2003 and as further amended by the filing of a final prospectus pursuant to Rule 424(b)(1) on September 19, 2003 (the "Registration Statement"). As part of the Recapitalization, the Company offered and sold 9,820,588 shares of Common Stock (the "Company Firm Shares") and Infogrames offered and sold 17,179,412 shares of Common Stock (the "Infogrames Firm Shares"), at a price of $4.25 a share, in an underwritten public offering (the "Recapitalization Offering"), as described in the "Underwriting" section of the Registration Statement.
This Statement does not constitute an offer for sale of any securities in the Recapitalization Offering,such securities are being offered or sold only pursuant to the prospectus included in the Registration Statement.
The Recapitalization and the Recapitalization Offering were approved in principle by the Board of Directors of Infogrames on September 16, 2003, subject to the executive officers of Infogrames approving the terms of the Recapitalization Offering and certain other conditions. The underwriting agreement for the Recapitalization Offering, among the Company and Infogrames, and UBS Securities LLC, Harris Nesbitt Gerard, Inc., and SoundView Technology Corporation, as managing underwriters, dated September 18, 2003 (the "Underwriting Agreement"), includes an over-allotment option pursuant to which Infogrames has granted the underwriters an option to buy up to an additional 4,050,000 shares of Common Stock (the "Infogrames Option Shares") for the purpose of covering over-allotments for a period of 30 days from September 18, 2003. The closing of the sale of the Company Firm Shares and the Infogrames Firm Shares took place on September 24, 2003.

         In the Recapitalization, pursuant to the Agreement Regarding Satisfaction of Debt and License Amendment, entered into among the Purchaser, Infogrames and the Company on September 16, 2003 and dated as of September 4, 2003 (the "Satisfaction Agreement"), upon the execution of the Underwriting Agreement (i) the Company transferred to Infogrames $46.5 million of indebtedness owed to the Company by Atari Interactive and Atari Australia in satisfaction of an equal amount of the Company's indebtedness to Infogrames and
(ii) the Company issued to Infogrames and Purchaser 39,029,877 shares of Common Stock (the "Recapitalization Shares") in satisfaction of $165.9 million of the Company's remaining indebtedness to


                               Page 5 of 14 Pages

Infogrames and Purchaser, based on the public offering price in the Recapitalization Offering of $4.25 a share. Pursuant to the Satisfaction Agreement, Atari agreed to include in the Public Offering the shares Infogrames received in the Recapitalization, subject to the limits described in Item 6.

         As part of the transactions contemplated by the Recapitalization and Recapitalization Offering, on September 4, 2003, the Company and Atari Interactive, Inc. entered into a Trademark License Agreement, dated as of September 4, 2003 (the "License Agreement"), pursuant to which Atari Interactive granted the Company a non-exclusive license to use the name "Atari" and the Atari logo until December 31, 2013. In partial consideration of the License Agreement the Company issued 2,000,000 shares of Common Stock (the "Atari License Shares"), pursuant to the Satisfaction Agreement, to Atari
Interactive  in the Recapitalization Offering.

         As a condition to the Underwriting Agreement, the Company, each of its directors and officers and Infogrames each entered into a separate Lock-Up Letter Agreement (the "Lock-Up Agreements") with UBS Securities LLC, pursuant to which each agreed not to offer, sell, contact to sell or otherwise dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, without the prior written approval of UBS Securities LLC, for a period of 120 days after September 18, 2003. Pursuant to the Lock-Up Agreements, at any time and without public notice, UBS Securities LLC may in their sole discretion, release all or some of the securities from the Lock-Up Agreements.

         Each of the Filing Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Filing Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Filing Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company's business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Filing Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

         The information contained in item 6 below is hereby incorporated by reference in its entirety into this item 4.

         Other than as set forth in this Amendment No. 5, the Filing Persons have no present plans or proposals which relate to or would result in:

                               Page 6 of 14 Pages

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
        Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and supplemented with respect to each subsection as follows:

(a) The responses of the Filing Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The calculation of the following percentages is based on the number of shares of Common Stock disclosed as outstanding as of September 18, 2003, as reported by the Company in the Registration Statement, after accounting for the issuance in the Recapitalization of 39,029,877 Recapitalization Shares to the Filing Persons, pursuant to the Satisfaction Agreement, in cancellation $165.9 million of the Company's remaining indebtedness to the Filing Persons (including the 5% Convertible Subordinated Note, dated December 16, 1999, issued by the Company to Purchaser and the two Convertible Notes purchased by Infogrames from General Atlantic Partners 54, L.P. and GAP
         Coinvestment Partners II, L.P. on December 28, 2001), the issuance of 2,000,000 Atari License Shares to Atari Interactive pursuant to the Satisfaction Agreement, and the sale by the Company of 9,820,528 Company Firm Shares and by Infogrames of 17,179,412 Infogrames Firm Shares in the Recapitalization Offering.

                               Page 7 of 14 Pages

         As a result of the execution on September 16, 2003 of the Satisfaction Agreement, dated as September 4, 2003, and the resulting Recapitalization, the Purchaser may be deemed to be the beneficial owner of 79,059,669 shares of Common Stock as of the date of this Amendment No. 5, including the 61,670,216 shares of Common Stock directly held by Purchaser prior to the Recapitalization, the 260,000 shares held by the Cayre Group and subject to a proxy in favor of the Purchaser for the election and removal of directors pursuant to the Cayre Purchase Agreements and the 17,129,453 shares of Common Stock Purchaser received pursuant to the Satisfaction Agreement as part of the Recapitalization. The 79,059,669 shares of Common Stock of which Purchaser may be deemed the beneficial owner represent 65.4% of the outstanding shares of the Company.

         As a result of the execution on September 16, 2003 of the Satisfaction Agreement, dated as September 4, 2003, and the resulting Recapitalization, Infogrames may be deemed to be the beneficial owner of the 85,780,681 shares of Common Stock, including, by virtue of its ownership of 100% of the capital stock of Purchaser, 79,059,669 shares of Common Stock that are deemed beneficially owned by Purchaser as of the date of this Amendment No. 5 and, in addition, the 2,000,000 Atari License Shares its wholly owned subsidiary Atari Interactive may receive pursuant to the Satisfaction Agreement and the 4,721,012 shares of Common Stock that represent the difference between the 21,900,424 shares of Common Stock Infogrames received pursuant to the Satisfaction Agreement as part of the Recapitalization and the 17,179,412 shares Infogrames sold in the Recapitalization Offering. The 85,780,681 shares of which Infogrames may be deemed the beneficial owner represent 70.9% of the outstanding shares of the Company.

         Except as disclosed in this Item 5(a), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement beneficially owns any Shares or has the right to acquire any Shares.

(b) The responses of the Filing Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

         Except as disclosed in this Item 5(b), none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c) On September 16, 2003, the Board of Directors of Infogrames approved in principal the Recapitalization and the Recapitalization Offering, subject to the executive officers of Infogrames approving the terms of the Recapitalization Offering and Infogrames executed the Satisfaction Agreement. Pursuant to the Satisfaction Agreement the Company (i) issued, at the time the Underwriting Agreement was executed, 39,029,877 Recapitalization Shares, based on the public offering price of $4.25 a

                               Page 8 of 14 Pages
         share, in satisfaction of $165.9 million of the Company's remaining indebtedness to Infogrames and Purchaser and (ii) issued
         2,000,000 Atari License Shares to Atari Interactive in the Recapitalization Offering, in partial consideration of the License Agreement. On September 18, 2003 Infogrames and the Company executed the Underwriting Agreement, pursuant to which the Company offered 9,820,588 Company Firm Shares and Infogrames offered 17,179,412 Infogrames Firm Shares in the Recapitalization Offering and Infogrames granted the underwriters an option to buy up to an additional 4,050,000 Infogrames Option Shares for the purpose of covering over-allotments for a period of 30 days from September 18, 2003. The closing of the sale of the Company Firm Shares and the Infogrames Firm Shares took place on September 24, 2003.

         Except as disclosed in this Statement, none of the Filing Persons nor, to the best of their knowledge, any of the persons listed on Exhibit 1 to this Statement has effected any transaction in the Shares during the past 60 days.

(d) To the best knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is amended to add the following paragraphs:

         On September 16, 2003, the Board of Directors of Infogrames approved in principal the Recapitalization and the Recapitalization Offering, subject to the executive officers of Infogrames approving the terms of the Recapitalization Offering and Infogrames entered into the Satisfaction Agreement with the Company.

         The License Agreement, entered into as part of the Recapitalization, grants the Company a non-exclusive license to use the name "Atari" and the Atari logo until December 31, 2013. The License Agreement may be cancelled with one-year's notice, or immediately if the Company breach its obligations under the license. In consideration of the License Agreement the Company has agreed to pay a royalty to Atari Interactive equal to 1% of its net revenues during years 6 through 10 of the term of the License Agreement and, pursuant to the Satisfaction Agreement, agreed to issue 2,000,000 Atari License Shares to
Atari Interactive upon effectiveness of the License Agreement. The License Agreement became effective upon (i) satisfaction of all conditions precedent to the closing contained in the Underwriting Agreement, and (ii) valid issuance and delivery to Atari Interactive of 2,000,000 shares as part of the Recapitalization Offering.

         Pursuant to the Satisfaction Agreement, upon the execution of the Underwriting Agreement (i) the Company transferred to Infogrames $46.5 million of indebtedness owed to the Company by Atari Interactive and Atari Australia in satisfaction of an equal amount of the Company's indebtedness to Infogrames and
(ii) the Company issued to Infogrames and Purchaser 39,029,877 Recapitalization Shares, based on the public offering

                               Page 9 of 14 Pages
price in the Recapitalization Offering of $4.25 a share, in satisfaction of $165.9 million of the Company's remaining indebtedness to Infogrames and Purchaser, and (iii) the Company agreed to issue 2,000,000 Atari
License Shares to Atari Interactive upon effectiveness of the License
Agreement. In addition, Atari agreed to include in the Recapitalization
Offering the shares Infogrames receives in the Recapitalization subject to a limit of the lesser of (i) $100 million aggregate principal amount of shares and (ii) such number of shares as equal the total public offering price (excluding any over-allotment option), less the Company's expenses in connection with the Recapitalization Offering (including expenses paid by the Company on behalf of Infogrames), less $35 million. The Company also agreed to pay certain of Infogrames' expenses in connection with the Recapitalization Offering, including any underwriting discounts.

         The Underwriting Agreement for the Recapitalization Offering was executed on September 18, 2003. Pursuant to the Underwriting Agreement, the Company agreed to sell, severally and not jointly, 9,820,588 Company Firm Shares to the underwriters and Infogrames agreed to sell, severally and not jointly, 17,179,412 Infogrames Firm Shares to the underwriters, in an underwritten public offering pursuant to the Registration Statement. In addition, Infogrames granted the underwriters an option to buy up to an additional 4,050,000 Infogrames Option Shares for the purpose of covering over-allotments for a period of 30 days from September 18, 2003. The underwriters are entitled to receive underwriting discounts and commissions of $0.2125 per share in connection with the Recapitalization Offering. The obligations of the several underwriters to purchase such Common Stock pursuant to the Underwriting Agreement are several and not joint and are subject to a number of conditions, including the accuracy, on the closing date, of the representations and warranties the Company and Infogrames have made in the Underwriting Agreement. The closing and payment and delivery of the Company Firm Shares and Infogrames Firm Shares pursuant to the Underwriting Agreement took place on September 24, 2003. As a condition to the Underwriting Agreement, the Company, each of its directors and officers and Infogrames each entered into a separate Lock-Up Agreement with UBS Securities LLC, in the form of Exhibit A to the Underwriting Agreement, pursuant to which each agreed not to offer, sell, contact to sell or otherwise dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock, without the prior written approval of UBS Securities LLC, for a period of 120 days after September
18, 2003. Pursuant to the Lock-Up Agreements, at any time and without public notice, UBS Securities LLC may in their sole discretion, release all or some of the securities from the Lock-Up Agreements.

         The foregoing summaries of the terms of the License Agreement, the Satisfaction Agreement and the Underwriting Agreement are qualified in their entirety by reference to the full text of the relevant agreement, copies of which are included as Exhibits 20, 21 and 22, respectively, to this Statement and incorporated herein by reference.

         Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Filing Persons or, to the best of their knowledge, any of the persons named in Exhibit 1 to this Statement or between any of the Filing Persons and any other person or, to the best of their knowledge, any person named in Exhibit 1 to this Statement and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



                              Page 10 of 14 Pages

Item 7.  Materials to Be Filed as Exhibits



        Exhibit 1 Chart Regarding Executive Officers and Directors of Filing Persons.*

        Exhibit 2 Joint Filing Agreement between the Filing Persons. (Filed on 12/14/1999 as Exhibit 2 to Schedule 13D and incorporated herein by reference.)

        Exhibit 3 Securities Purchase Agreement, dated as of November 15, 1999, among the Company and the Filing Persons. (Filed on 12/14/1999 as
                        Exhibit 3 to Schedule 13D and incorporated herein by reference.)

        Exhibit 4       Short Term Note of the Company in the
                        Principal Amount of $25.0 million. (Filed on
                        12/14/1999 as Exhibit 4 to Schedule 13D and incorporated herein by reference.)

        Exhibit 5 Warrant to Purchase 50,000 shares of Common Stock, issued to Purchaser. (Filed on 12/14/1999 as Exhibit 5 to Schedule 13D and incorporated herein by reference.)

        Exhibit 6 5% Subordinated Convertible Note of the Company, issued to Purchaser. (Filed on 1/10/2000 as Exhibit 6 to Amendment No.1 to
                        Schedule 13D and incorporated herein by
                        reference.)

        Exhibit 7 Equity Purchase and Voting Agreement, dated as of November 15, 1999, among the Filing Persons and the GAP Entities. (Filed on 12/14/1999 as Exhibit 8 to Schedule 13D and incorporated herein by reference.)

        Exhibit 8 Form of GAP Warrant. (Filed on 12/14/1999 as Exhibit 9 to Schedule 13D and incorporated herein by reference.)

        Exhibit 9       Exchange Agreement, dated as of November
                        15, 1999, among the Company and the GAP
                        Entities. (Filed on 12/14/1999 as Exhibit 10 to Schedule 13D and incorporated herein by reference.)

        Exhibit 10 Form of Equity Purchase and Voting Agreements, dated as of November 15, 1999, among the Filing Persons and the members of the Cayre Group. (Filed on 12/14/1999 as
                        Exhibit 11A to Schedule 13D and incorporated herein by reference.)

                              Page 11 of 14 Pages

        Exhibit 11      Note Purchase Agreement, dated as of
                        November 15, 1999, between certain members of the Cayre Group and Purchaser. (Filed on
                        12/14/1999 as Exhibit 11B to Schedule 13D and incorporated herein by reference.)

        Exhibit 12 Right of First Offer Agreement, dated as of November 15, 1999, among Purchaser and the Lenders. (Filed on 12/14/1999 as Exhibit 13 to Schedule 13D and incorporated herein by reference.)

        Exhibit 13      Supplemental Agreement, dated May 19,
                        2000, between Edmondson, Ward and Infogrames. (Filed on 10/04/2000 as Exhibit 13 to
                        Amendment No. 3 and incorporated herein by reference.)

        Exhibit 14      Warrant Agreement, dated as of February
                        15, 2000, among the Company and Purchaser, and Warrant to Purchase 45,000 shares of Common Stock (225,000 shares before Reverse Stock Split), issued to Purchaser. (Filed on 10/04/2000 as Exhibit 14 to Amendment No. 3 and incorporated herein by reference.)

        Exhibit 15 Second Amended and Restated Registration Rights Agreement, dated as of October 2, 2000, between Purchaser and the Company. (Filed on 10/04/2000 as Exhibit 15 to Amendment No. 3 and incorporated herein by reference.)

        Exhibit 16 Agreement and Plan of Merger, dated as of September 6, 2000, by and among the Company, Merger Sub, Infogrames, Purchaser and INA. (Filed by the Company on 09/12/00 as Exhibit A to its Proxy Statement on Schedule 14C and incorporated herein by reference.)

        Exhibit 17      Stock Purchase and Exchange Agreement,
                        dated December 28, 2001, among Infogrames and the Sellers. (Filed on 01/04/2001 as Exhibit 16 to Amendment No. 4 and incorporated herein by reference.)

        Exhibit 18      Convertible Subordinated Note issued by
                        the Company to Infogrames, on December 28,
                        2001, in a principal amount of $40,812,000.
                        (Filed on 01/04/2001 as Exhibit 17 to
                        Amendment No. 4 and incorporated herein by reference.)

        Exhibit 19 Convertible Subordinated Note issued by the Company to Infogrames, on December 28, 2001, in a principal amount of $9,188,000. (Filed on 01/04/2001 as Exhibit 18 to Amendment No. 4 and incorporated herein by reference.)

                              Page 12 of 14 Pages

        Exhibit 20 Trademark License Agreement, dated as of September 4, 2003, among Infogrames, Atari Interactive and the Company. (Filed by the Company on 09/05/03 as Exhibit 10.71 to its Registration Statement on Form S-2 and incorporated herein by reference.)

        Exhibit 21 Agreement Regarding Satisfaction of Debt and License Amendment, dated as of September 4, 2003, among Purchaser, Infogrames and the Company. (Filed by the Company on 09/18/03 as Exhibit 10.70 to its Registration Statement on Form S-2 and incorporated herein by reference.)

        Exhibit 22      Underwriting Agreement, dated September
                        18, 2003, among the Company, Infogrames and
                        UBS Securities LLC, Harris Nesbitt Gerard,
                        Inc., and SoundView Technology Corporation, as Managing Underwriters. (Filed by the Company on 09/18/03 as Exhibit 1 to its Registration Statement on Form S-2 and incorporated herein by reference.)


__________________
*        Filed with this Amendment.


                              Page 13 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 2003                  By:  INFOGRAMES ENTERTAINMENT SA



                                            By: /s/ Bruno Bonnell
                                            ------------------------------
                                            Bruno Bonnell
                                            Chairman and Chief Executive Officer



Dated:  September 24, 2003                  By:  CALIFORNIA U.S. HOLDINGS, INC.



                                            By: /s/ Bruno Bonnell
                                            ------------------------------
                                            Bruno Bonnell
                                            Chairman and Chief Executive Officer